UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 15, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Capitalization of UBS

The following table presents the consolidated capitalization of UBS in accordance with International Financial Reporting Standards (IFRS) and translated into US dollars.

Capitalization of UBS

	September 30,	September 30,	September 30,	September 30,
	As of
	31.12.2011		30.09.2011
in million	CHF	USD	CHF	USD
Debt
Short term debt issued [1]	95,241	101,496	89,516	98,772
Long term debt issued [1]	120,435	128,344	116,395	128,430
Total debt issued [1]	215,675	229,840	205,911	227,203

Equity attributable to UBS shareholders	53,447	56,957	51,817	57,175

Equity attributable to Non-controlling interests [2]	4,406	4,695	4,458	4,919

Total capitalization	273,527	291,492	262,187	289,297

[1]	Includes Money Market Paper and Medium Term Notes as per Balance sheet position based on remaining maturities. [2] Includes preferred securities.

Swiss franc (CHF) amounts as of 31 December 2011 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.06568 (the exchange rate in effect as of 31 December 2011), and CHF amounts as of 30 September 2011 have been translated into USD at the rate of CHF 1 = USD 1.10340 (the exchange rate in effect as of 30 September 2011).

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title: Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Director

Date: March 15, 2012